UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42906

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Zhengye Biotechnology Holding Limited

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No. 1 Lianmeng Road, Jilin Economic & Technical Development Zone
Jilin City, Jilin Province, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

In connection with the 2026 Annual General Meeting of Shareholders of Zhengye Biotechnology Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description
99.1

Notice and Proxy Statement of 2026 Annual General Meeting of Shareholders, dated February 27, 2026, to be mailed to the shareholders of the Company in connection with the 2026 Annual General Meeting of Shareholders of the Company

99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2026 Annual General Meeting of Shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 27, 2026

Zhengye Biotechnology Holding Limited
By:	/s/ Songlin Song
Name:	Songlin Song
Title:	Chief Executive Officer

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